Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 23, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12728
FT Alternative Income ETF Portfolio, Series 1
(the “Trust”)
CIK No. 2094310 File No. 333-292190

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section:

The majority of the Funds in the portfolio seek to generate income through option overwrite strategies on commodities, equities, fixed income securities, or Master Limited Partnerships (“MLPs”).

Please revise the disclosure to explain, in plain English, the “option overwrite strategies” utilized by the Funds.

Response:In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

The Trust will invest in a diversified portfolio of income-generating Funds. The majority of the Funds in the portfolio seek to generate income through option overwrite strategies, which involve writing (i.e., selling) call options on an equity security or index to generate premium income. Such Funds will also generally invest in commodities, equities, fixed income securities, or Master Limited Partnerships (“MLPs”).

2.The Staff notes the following disclosure in the first paragraph set forth in the “Portfolio Selection Process” section, “The portfolio also includes Funds that invest in dividend-paying companies tied to hard assets, such as real estate and natural resources.” If the final portfolio includes companies tied to hard assets in addition to real estate and natural resources companies, please add appropriate strategy and risk disclosure.

Response:If the final portfolio for the Trust includes companies tied to hard assets other than real estate or natural resources, applicable strategy and risk disclosure will be included.

Risk Factors

3.The Staff notes the inclusion of a risk factor, entitled “Real Estate Investment Trusts (‘REITs’),” addressing certain risks of investments in real estate companies. There is no comparable risk disclosure for natural resources companies or for “dividend-paying companies tied to hard assets.” Please consider adding risk disclosure addressing the risks of exposure to such companies.

Response:In response to the Staff’s comment, the Trust notes that the risk factor entitled “Commodities” addresses the risks of investments in natural resources, including aluminum, forest products, non-ferrous metals, precious metals, petroleum and natural gas. Additionally, to supplement this risk disclosure, the Trust will add risk factors addressing the risks of investing in dividend-paying companies, and companies in the Energy and Materials sectors, as natural resource companies are generally spread across the Energy sector (e.g., oil, gas and coal) and Materials sector (e.g., metals, mining, chemicals and paper).

The Trust believes that the risk disclosure, as currently presented and revised in the manner set forth above, will adequately address the risks of investing in dividend-paying companies tied to hard assets including real estate and natural resources. Furthermore, as noted in the response to Comment 2 above, applicable risk disclosure will be added to the Registration Statement if the final portfolio for the Trust includes companies tied to hard assets other than real estate or natural resources.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon